UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Netezza Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

64111N101

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 64111N101

1.	Names of Reporting Persons Battery Ventures VI, L.P. (“BV6”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
7,462,983 shares, except that Battery Partners VI, LLC (“BPVI LLC”), the general partner of BV6, may be deemed to have sole power to vote these shares; Richard D. Frisbie (“Frisbie”), a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; Oliver D. Curme (“Curme”), a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; Thomas J. Crotty (“Crotty”), a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; Kenneth P. Lawler (“Lawler”) a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; Morgan M. Jones (“Jones”), a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; Mark H. Sherman (“Sherman”), a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; Scott R. Tobin (“Tobin”), a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; and R. David Tabors (“Tabors”), a managing member of BPVI LLC, may be deemed to have sole power to vote these shares.

	6.	Shared Voting Power See response to row 5

7.

Sole Dispositive Power
7,462,983 shares, except that BPVI LLC, the general partner of BV6, may be deemed to have sole power to vote these shares; Frisbie, a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; Curme, a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; Crotty, a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; Lawler, a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; Jones, a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; Sherman, a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; Tobin, a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; and Tabors, a managing member of BPVI LLC, may be deemed to have sole power to vote these shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,462,983

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.02%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 64111N101

1.	Names of Reporting Persons Battery Partners VI, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
7,462,983 shares, except that Frisbie, a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; Curme, a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; Crotty, a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; Lawler, a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; Jones, a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; Sherman, a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; Tobin, a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; and Tabors, a managing member of BPVI LLC, may be deemed to have sole power to vote these shares.

	6.	Shared Voting Power See response to row 5

7.

Sole Dispositive Power
7,462,983 shares, except that Frisbie, a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; Curme, a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; Crotty, a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; Lawler, a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; Jones, a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; Sherman, a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; Tobin, a managing member of BPVI LLC, may be deemed to have sole power to vote these shares; and Tabors, a managing member of BPVI LLC, may be deemed to have sole power to vote these shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,462,983

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.02%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 64111N101

1.	Names of Reporting Persons Battery Investment Partners VI, LLC (“BIP6”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
310,957 shares, except that except that Curme, a managing member of BIP6, may be deemed to have sole power to vote these shares; and Crotty, a managing member of BIP6, may be deemed to have sole power to vote these shares.

	6.	Shared Voting Power See response to row 5

7.

Sole Dispositive Power
310,957 shares, except that except that Curme, a managing member of BIP6, may be deemed to have sole power to vote these shares; and Crotty, a managing member of BIP6, may be deemed to have sole power to vote these shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 310,957

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.54%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 64111N101

1.	Names of Reporting Persons Richard D. Frisbie

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
7,462,983 shares, of which 7,462,983 are directly owned by BV6. Frisbie is (i) a managing member of BPVI LLC, which is the general partner of BV6 and may be deemed to have sole power to vote these shares.

	6.	Shared Voting Power See response to row 5

7.

Sole Dispositive Power
7,462,983 shares, of which 7,462,983 are directly owned by BV6. Frisbie is (i) a managing member of BPVI LLC, which is the general partner of BV6 and may be deemed to have sole power to vote these shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,462,983

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.02%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 64111N101

1.	Names of Reporting Persons Oliver D. Curme

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
7,773,940 shares, of which 7,462,983 are directly owned by BV6 and 310,957 are directly owned by BIP6. Curme is (i) a managing member of BPVI LLC, which is the general partner of BV6 and (ii) a managing member of BIP6, and may be deemed to have sole power to vote these shares.

	6.	Shared Voting Power See response to row 5

7.

Sole Dispositive Power
7,773,940 shares, of which 7,462,983 are directly owned by BV6 and 310,957 are directly owned by BIP6. Curme is (i) a managing member of BPVI LLC, which is the general partner of BV6 and (ii) a managing member of BIP6, and may be deemed to have sole power to vote these shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,773,940

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.56%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 64111N101

1.	Names of Reporting Persons Thomas J. Crotty

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
7,773,940 shares, of which 7,462,983 are directly owned by BV6 and 310,957 are directly owned by BIP6. Crotty is (i) a managing member of BPVI LLC, which is the general partner of BV6 and (ii) a managing member of BIP6, and may be deemed to have sole power to vote these shares.

	6.	Shared Voting Power See response to row 5

7.

Sole Dispositive Power
7,773,940 shares, of which 7,462,983 are directly owned by BV6 and 310,957 are directly owned by BIP6. Crotty is (i) a managing member of BPVI LLC, which is the general partner of BV6 and (ii) a managing member of BIP6, and may be deemed to have sole power to vote these shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,773,940

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.56%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 64111N101

1.	Names of Reporting Persons Kenneth P. Lawler

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
7,462,983 shares, of which 7,462,983 are directly owned by BV6. Lawler is (i) a managing member of BPVI LLC, which is the general partner of BV6 and may be deemed to have sole power to vote these shares.

	6.	Shared Voting Power See response to row 5

7.

Sole Dispositive Power
7,462,983 shares, of which 7,462,983 are directly owned by BV6. Lawler is (i) a managing member of BPVI LLC, which is the general partner of BV6 and may be deemed to have sole power to vote these shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,462,983

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.02%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 64111N101

1.	Names of Reporting Persons Morgan M. Jones

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
7,462,983 shares, of which 7,462,983 are directly owned by BV6. Jones is (i) a managing member of BPVI LLC, which is the general partner of BV6 and may be deemed to have sole power to vote these shares.

	6.	Shared Voting Power See response to row 5

7.

Sole Dispositive Power
7,462,983 shares, of which 7,462,983 are directly owned by BV6. Jones is (i) a managing member of BPVI LLC, which is the general partner of BV6 and may be deemed to have sole power to vote these shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,462,983

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.02%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 64111N101

1.	Names of Reporting Persons Mark H. Sherman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
7,462,983 shares, of which 7,462,983 are directly owned by BV6. Sherman is (i) a managing member of BPVI LLC, which is the general partner of BV6 and may be deemed to have sole power to vote these shares.

	6.	Shared Voting Power See response to row 5

7.

Sole Dispositive Power
7,462,983 shares, of which 7,462,983 are directly owned by BV6. Sherman is (i) a managing member of BPVI LLC, which is the general partner of BV6 and may be deemed to have sole power to vote these shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,462,983

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.02%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 64111N101

1.	Names of Reporting Persons Scott R. Tobin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
7,462,983 shares, of which 7,462,983 are directly owned by BV6. Tobin is (i) a managing member of BPVI LLC, which is the general partner of BV6 and may be deemed to have sole power to vote these shares.

	6.	Shared Voting Power See response to row 5

7.

Sole Dispositive Power
7,462,983 shares, of which 7,462,983 are directly owned by BV6. Tobin is (i) a managing member of BPVI LLC, which is the general partner of BV6 and may be deemed to have sole power to vote these shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,462,983

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.02%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 64111N101

1.	Names of Reporting Persons R. David Tabors

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
7,462,983 shares, of which 7,462,983 are directly owned by BV6. Tabors is (i) a managing member of BPVI LLC, which is the general partner of BV6 and may be deemed to have sole power to vote these shares.

	6.	Shared Voting Power See response to row 5

7.

Sole Dispositive Power
7,462,983 shares, of which 7,462,983 are directly owned by BV6. Tabors is (i) a managing member of BPVI LLC, which is the general partner of BV6 and may be deemed to have sole power to vote these shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,462,983

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.02%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 64111N101

Item 1.
	(a)	Name of Issuer Netezza Corporation
	(b)	Address of Issuer’s Principal Executive Offices 200 Crossing Boulevard Framingham, MA 01702

Item 2.
(a)

Name of Person Filing
Battery Ventures VI, L.P. (“BV6”), Battery Partners VI, LLC (“BPVI LLC”), Battery Investment Partners VI, LLC (“BIP6”), Richard D. Frisbie (“Frisbie”), Oliver D. Curme (“Curme”), Thomas J. Crotty (“Crotty”), Kenneth P. Lawler (“Lawler”), Morgan M. Jones (“Jones”), Mark H. Sherman (“Sherman”), Scott R. Tobin (“Tobin”), and R. David Tabors (“Tabors”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Frisbie, Curme, Crotty, Lawler, Jones, Sherman, Tobin, and Tabors are the sole managing members of BPVI LLC, the sole general partner of BV6. BIP6 invests alongside BV6 in all investments made by BV6. Curme and Crotty are the sole managing members of BIP6.

	(b)	Address of Principal Business Office or, if none, Residence The address for each of the Reporting Persons is: Battery Ventures 930 Winter Street, Suite 2500 Waltham, MA 02451
(c)

Citizenship
Frisbie, Curme, Crotty, Lawler, Jones, Sherman, Tobin, and Tabors are United States citizens. BV6 is a limited partnership organized under the laws of the State of Delaware. BPVI LLC and BIP6 are limited liability companies organized under the laws of the State of Delaware.

	(d)	Title of Class of Securities Common Stock, $0.001 par value per share
	(e)	CUSIP Number 64111N101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable

CUSIP No. 64111N101

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons is based upon 57,317,181 shares of Common Stock outstanding as of December 7, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2007.

The following information with respect to the ownership of the ordinary shares of the issuer by the Reporting Persons filing this Statement is provided as of December 31, 2007:
(a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
(b) Percent of class: See Row 11 of cover page for each Reporting Person.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Under certain circumstances set forth in the limited partnership agreement of BV6 and the limited liability company agreement of BIP6, the general and limited partners of each such entity may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

CUSIP No. 64111N101
Item 10.	Certification
Not Applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February   , 2008

BATTERY VENTURES VI, L.P.

By:	Battery Partners VI, LLC

By: *
Managing Member

BATTERY PARTNERS VI, LLC

By: *
Managing Member

BATTERY INVESTMENT PARTNERS VI, LLC

By: *
Managing Member

RICHARD D. FRISBIE

By: *
Richard D. Frisbie

OLIVER D. CURME

By: *
Oliver D. Curme

THOMAS J. CROTTY

By: *
Thomas J. Crotty

CUSIP No. 64111N101

KENNETH P. LAWLER

By: *
Kenneth P. Lawler

MORGAN M. JONES

By: *
Morgan M. Jones

MARK H. SHERMAN

By: *
Mark H. Sherman

SCOTT R. TOBIN

By: *
Scott R. Tobin

R. DAVID TABORS

By: *
R. David Tabors

*By:	/s/ Christopher Hanson
Name:	Christopher Hanson
Attorney-in-Fact

This Schedule 13G was executed pursuant to a Power of Attorney.   Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.

EXHIBIT 1

CUSIP No. 64111N101

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of Common Stock of Netezza Corporation.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated February   , 2008

BATTERY VENTURES VI, L.P.

By:	Battery Partners VI, LLC

By:	*
Managing Member

BATTERY PARTNERS VI, LLC

By:	*
Managing Member

BATTERY INVESTMENT PARTNERS VI, LLC

By:	*
Managing Member

RICHARD D. FRISBIE

By:	*
Richard D. Frisbie

OLIVER D. CURME

By:	*
Oliver D. Curme

CUSIP No. 64111N101

THOMAS J. CROTTY

By:	*
Thomas J. Crotty

KENNETH P. LAWLER

By:	*
Kenneth P. Lawler

MORGAN M. JONES

By:	*
Morgan M. Jones

MARK H. SHERMAN

By:	*
Mark H. Sherman

SCOTT R. TOBIN

By:	*
Scott R. Tobin

R. DAVID TABORS

By:	*
R. David Tabors

*By:	/s/ Christopher Hanson
Name:	Christopher Hanson
Attorney-in-Fact

This Schedule 13G was executed pursuant to a Power of Attorney.   Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.